SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 02/08 - 01/23/2008

COPEL's Electricity Market

     Total energy consumption billed by COPEL (the captive market, the supply to distributors in the State of Paraná served by COPEL Distribuição, plus the free consumers served by COPEL Geração) totaled 20,458 GWh in 2007, an increase of 6.8% over the prior year.

This performance was chiefly due to the following factors:
(i) the higher average temperatures in 2007 in relation to the previous year;
(ii) the growth in average income levels due to the higher minimum wage and greater availability of credit (drop in interest rates) and their effects on the residential and commercial segments;
(iii) the improvement in the industrial market driven by the recovery in crop output and higher exports in some sectors; and
(iv) the creation of 122,000 new formal jobs in the State of Paraná, resulting in a 7% increase in the total number of formal jobs in relation to yearend 2006 (the best result in Brazil's South Region).

The power market (captive market and all free customers served by COPEL Geração) grew by 6.9% in 2007, to 19,984 GWh billed in the period.

Residential consumption, which accounts for 25.7% of Copel's market, rose by 6.6% in 2007, posting its best performance of the past ten years. Average consumption per residential customer was 157.9 kWh/month, 3.6% higher than reported in the previous year and the highest level since the electricity rationing in 2001.

Consumption by the industrial segment, including all free customers supplied by COPEL Geração, accounted for 38.7% of Copel's market, up by 7.5% over 2006. The industrial captive market grew 4.3%, while the free market expanded by 24.0% .. This result confirms the better performance of the economy of the State of Paraná, which reflects the combination of positive results in the agribusiness, industrial and service sectors. State exports grew by 23.3%, led by soybean, corn, car and poultry sales.

The commercial segment, which accounted for 18.6% of COPEL's market, registered the best performance among consumption classes, growing by 9.2% . The commercial segment has benefited from higher levels of available income and has been expanding the number of units with high consumption profiles, such as supermarkets and shopping malls.

The rural segment posted growth in electricity consumption of 6.3% in 2007, accounting for 7.6% of COPEL's billed supply.

     This level of growth reflects the recovery in farming activities, as shown by soybean and corn production, which according to the Brazilian Institute of Geography and Statistics (IBGE), places the State of Paraná as Brazil's largest in 2007.

Consumption by Segment

			GWh
Segment	2007	2006	Var. %
Residential	5,143	4,826	6.6
Industrial	6,278	6,021	4.3
Commercial	3,721	3,407	9.2
Rural	1,522	1,431	6.3
Other	1,858	1,826	1.8
Total Captive Customers	18,522	17,511	5.8
Free Customers - Copel Geração	1,462	1,179	24.0
Total Supplies	19,984	18,690	6.9
Wholesale - State of Paraná	474	458	3.5
Total	20,458	19,148	6.8

Grid Market - TUSD

COPEL Distribuição's grid market (TUSD), comprising the captive market and all free customers within the Company's concession area in the State of Paraná, increased by 5.9% in 2007.

			GWh
	2007	2006	Var. %
Grid Market (TUSD)	22,255	21,012	5.9

Curitiba, January 23rd, 2008

Sincerely,

Zuudi Sakakihara
Legal Officer and interim
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.